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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tumbleweed, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
899690101 (CUSIP Number)

with a copy to
Gerald Mansbach c/o Mansbach Metal Co. 1900 Front Street Ashland, Kentucky 41101	Ivan M. Diamond, Esq. Greenebaum Doll & McDonald PLLC 3300 National City Tower Louisville, KY 40202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 25, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 899690101	13D	Page 2 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gerald Mansbach

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 2,398,002
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power —
Person With
	(9)	Sole Dispositive Power 2,398,002

	(10)	Shared Dispositive Power —

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,002

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 40.5%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 899690101	13D	Page 3 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Terrance A. Smith

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 286,002(1)
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power —
Person With
	(9)	Sole Dispositive Power 286,002(1)

	(10)	Shared Dispositive Power —

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 286,002(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 4.6%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1)    Includes options to purchase 206,078 shares, currently exercisable or exercisable within 60 days of the date hereof.

CUSIP No. 899690101	13D	Page 4 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) David R. Roth

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 19,084(2)
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 171,177(3)
Person With
	(9)	Sole Dispositive Power 19,084(2)

	(10)	Shared Dispositive Power 171,177(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 190,261 (2)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 3.2%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(2)    Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

(3)    Includes 75,441 shares held by Mr. Roth's wife, and 95,736 shares held by or beneficially owned by entities controlled by members of his family.

CUSIP No. 899690101	13D	Page 5 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) George Keller

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 621,866(4)
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 6,000(5)
Person With
	(9)	Sole Dispositive Power 621,866(4)

	(10)	Shared Dispositive Power 6,000(5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 627,866(4)(5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 10.6%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(4)    Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

(5)    Includes 3,000 shares held by Mr. Keller's wife as trustee under trusts for Mr. Keller and his children, 2,000 shares held by Mr. Keller's children and 1,000 shares held by Mr. Keller as trustee for a personal trust.

CUSIP No. 899690101	13D	Page 6 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Minx M. Auerbach

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 13,833(6)
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 151,419(7)
Person With
	(9)	Sole Dispositive Power 13,833(6)

	(10)	Shared Dispositive Power 151,419(7)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 165,253(6)(7)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.8%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(6)    Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

(7)    Ms. Auerbach holds these shares as trustee for a family trust.

CUSIP No. 899690101	13D	Page 7 of 11 Pages

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Lewis Bass

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds (See Instructions) n/a

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

Number of Shares	(7)	Sole Voting Power 52,176(8)
Beneficially
Owned by Each Reporting	(8)	Shared Voting Power 70,000(9)
Person With
	(9)	Sole Dispositive Power 52,176(8)

	(10)	Shared Dispositive Power 70,000(9)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 122,176(8)(9)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 2.1%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(8)    Includes options to purchase 13,833 shares, currently exercisable or exercisable within 60 days of the date hereof.

(9)    These shares are held in a family trust.

        This Amendment No. 4 is being filed jointly by Gerald Mansbach, Terrance A. Smith, David M. Roth, George Keller, Minx M. Auerbach and Lewis Bass (collectively, the "Reporting Persons") to amend the Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on May 15, 2001 by Mr. Mansbach, as amended by Amendment No. 1 filed by Mr. Mansbach with the SEC on December 13, 2001, as amended by Amendment No. 2 filed by Messrs. Mansbach, Smith and Roth with the SEC on June 30, 2002, as amended by Amendment No. 3 filed by the Reporting Persons on June 5, 2002 (as amended, the "13D"). It relates to the common stock, par value $.01 per share (the "Shares") of Tumbleweed, Inc. (the "Company"). Capitalized terms used herein without definition shall have the meanings set forth in the Original 13D.

        Mr. Mansbach, on behalf of the Reporting Persons, previously presented to the Company's Board of Directors a non-binding proposal to acquire all of the outstanding shares not owned by the Reporting Persons. The proposal indicated that it was subject to withdrawal in the sole discretion of the Reporting Persons. This Amendment No. 4 is being filed to report that the Reporting Persons have withdrawn the proposal and no longer consider themselves to be a group.

Item 2. Identity and Background. Item 2 of the 13D is hereby amended by adding the following information:

        Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Each of the Reporting Persons disclaims membership in a "group" for purposes of Rule 13d-3 of the Exchange Act.

Item 4.    Purpose of the Transaction. Item 4 of the 13D is hereby amended by adding the following information:

        Mr. Mansbach, on behalf of the Reporting Persons, previously presented to the Company's Board of Directors a non-binding proposal to acquire all of the outstanding shares not owned by the Reporting Persons. In a letter addressed to the Board of Directors, which is attached as an exhibit hereto, Mr. Mansbach withdrew from the group, explaining that due to the softness in the economy and the restaurant industry, the tightening of available financing terms, and the resulting likelihood of an extended time frame before seeing a return on his investment, he had concluded that the proposed tender offer would no longer meet his investment objectives with respect to his shareholdings. Without the continued participation of Mr. Mansbach and his 40% shareholding and the additional financial resources it was anticipated Mr. Mansbach could provide in support of the tender offer, such offer was no longer feasible as structured. Accordingly, the Reporting Persons' proposal, dated May 31, 2002, to acquire all the outstanding Shares of the Company is hereby withdrawn. Mr. Mansbach has indicated that he intends to explore opportunities for selling all or a portion of the Shares held by him, although he is not considering any specific proposals at this time.

        Mr. Roth is considering pursuing several alternatives, including inviting a third party to join with him in a group and purchase Mr. Mansbach's Shares, obtaining financing to purchase Mr. Mansbach's Shares and offering to purchase all of the Company's outstanding Shares. He has not reached any decisions regarding a course of action.

        The other Reporting Persons have no present plans which would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, but might consider such plans in the future.

Item 5.    Interest in Securities of the Issuer. Item 5 of the 13D is hereby amended by adding the following information:

        Each of the Reporting Persons disclaims membership in a "group" for purposes of Rule 13d-3 of the Exchange Act and accordingly disclaims beneficial interest in the Shares held by the other Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Item 6 of the 13D is hereby amended by adding the following information:

        To the knowledge of the Reporting Persons, except to the extent described in Item 4, and previously reported option agreements, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

Item 7.    Material to be Filed as Exhibits.

        99.1    Letter to the Company, dated October 25, 2002.

SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ GERALD MANSBACH Gerald Mansbach
/s/ TERRANCE A. SMITH Terrance A. Smith
/s/ DAVID M. ROTH David M. Roth
/s/ GEORGE KELLER George Keller
/s/ MINX M. AUERBACH Minx M. Auerbach
/s/ LEWIS BASS Lewis Bass

Date: October 25, 2002

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  Item 2. Identity and Background.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE